November 15, 1996



Securities and Exchange Commission
Washington, DC

COMPULOAN ORIGINATIONS, INC.
FEDERAL ID# 75-2072205



We request a five-day extension of time to file our form 10-Q for the period ending September 30, 1996. The report will be filed on Wednesday, November 20.


Thank you.

Stuart F. Palmer
Chief Financial Officer